UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number: 001-38851

POWERBRIDGE TECHNOLOGIES CO., LTD.

(Translation of Registrant’s name into English)

Advanced Business Park, 9th Fl, Bldg C2,

29 Lanwan Lane, Hightech District,

Zhuhai, Guangdong 519080, China

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

CONTENTS

Financial Results for the Six Months Ended June 30, 2023

The financial results as at and for the six months ended June 30, 2023 of Powerbridge Technologies Co., Ltd. (the “Company”)’s is attached as Exhibit 99.1 hereto and is incorporated by reference into the registration statements filed with the Securities and Exchange Commission (the “SEC”) by the Company on Form F-3 (Registration No.333-253395). The management’s discussion and analysis of financial condition and results of operations of the Company as at and for the six months ended June 30, 2023 is attached as Exhibit 99.2 hereto.

Resignation and Appointment of Executive Officers

On December 27, 2023, Mr. Jing Deng has resigned as the Chief Product Officer of the Company and Mr. Xuzhi Zhou has resigned as the Chief Business Development Officer of the Company, effective on 27, 2023, due to personal reasons and not due to any disagreement with the Company on any matter relating to the Company’s operations, policies, or practices.

Mr. Charles Tingru Ou is appointed as Chief Product Officer of the Company, effective on December 27, 2023. Mr. Ou, a seasoned technology professional, has extensive experience in digital and information technologies for international trade applications. He had served various managerial positions at cross-border trade related technology companies with expertise in architectural design and planning of system and platform development for customs compliance, trade logistics and supply chain. Mr. Ou is a graduate of Jiangxi Science and Technology Normal University.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Powerbridge Technologies Co., Ltd. Unaudited Condensed Consolidated Financial Statements as at and for the six months ended June 30, 2023, together with the notes thereto
99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations of Powerbridge Technologies Co., Ltd. as at and for the six months ended June 30, 2023
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 29, 2023

POWERBRIDGE TECHNOLOGIES CO., LTD.

By:	/s/ Stewart Lor
Stewart Lor
Chief Executive Officer

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